1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

April 29, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:    Kenneth Ellington, Division of Investment Management

Re:	Morgan Stanley Insight Fund (the “Fund”)
(File Nos. 33-63685; 811-07377)

Dear Mr. Ellington:

Thank you for your telephonic comments received on April 3, 2024, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the Form N-CSR filing made by the Fund. The Fund has considered the Staff’s comments and has authorized us to make the responses and acknowledgements discussed below on its behalf. Below, we provide our responses to the Staff’s comments and describe any changes to be made to future filings in response to those comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the next such filing.

Comment 1.	With respect to the Consolidated Portfolio of Investments section of the Fund’s N-CSR filing, please disclose the yield for each money market fund in which the Fund invests.

Response 1.	The disclosure will be revised accordingly in future filings.

Comment 2.	The disclosure included with respect to Item 4(e)(2) of the Fund’s Form N-CSR states that “[b]eginning with non-audit service contracts entered into on or after May 6, 2023, the Audit Committee also is required to pre-approve services to Covered Entities to the extent that the services are determined to have a direct impact on the operations or financial reporting of the Registrant. 100% of such services were pre-approved by the Audit Committee pursuant to the Audit Committee’s pre-approval policies and procedures.” The Commission notes that Item 4(e)(2) of Form N-CSR describes situations in which the pre-approval requirement was waived, and not when pre-approval was obtained. Please confirm that the disclosure included in the Fund’s Form N-CSR is accurate.

Response 2.	We acknowledge the Staff’s comment and confirm that the disclosure will be revised accordingly in future filings.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai